UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: April 28, 2022

Information furnished in this form:

Notice to the Annual General Meeting of Shareholders for Financial Year 2021

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FINANCIAL YEAR 2021

(No.Tel.39/PR 000/DCI-M0200000/2022)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all of the Company’s shareholders to attend the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on:

Day / Date	: Friday, May 27, 2022
Time	: 13.30 WIB - closing
Meeting Link	: Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by KSEI

Pursuant to Financial Services Authority Regulation No. 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company (“POJK 15/2020”) and Financial Services Authority Regulation No. 16/POJK.04/2020 on the Procedures for Electronic General Meeting of Shareholders of Public Company (“POJK 16/2020”), the Meeting will be carried out electronically in an e-Meeting  provided by PT Kustodian Sentral Efek Indonesia (“KSEI”), whereby the physical meeting will be attended by the Chairperson of the Meeting, Members of the Board of Directors and Members of the Board of Commissioners, Notaries, Supporting Institutions/Professionals and certain parties at Auditorium Telkom Landmark Tower Lt. 6 The Telkom Hub Jl. Gatot Subroto Kav. 52 Jakarta 12710.

Meeting Agendas:

1.	First Agenda

Approval of Annual Report including the Board of Commissioner’s Supervision Duty Implementation Report year of 2021, and the Ratification of the Company's Consolidated Financial Statements for the year ended on December 31, 2021.

2.	Second Agenda

Ratification of the Company’s Financial and Implementation Report of Corporate Social and Environmental Responsibility Program for the year ended on December 31, 2021.

Explanation:

First and Second Agenda are held pursuant to: (i) Article 18 paragraph (9) of the Company’s Articles of Association; (ii) Article 23 paragraph (1) of Law No. 19 of 2003 on State-Owned Enterprise (“SOE”) as lastly amended by Law No. 11 of 2020 on Job Creation (“Job Creation Law”) (“SOE Law”); (iii) Article 69 paragraph (1) of Law No. 40 of 2007 as lastly amended by Job Creation Law (“Company Law”); and (iv) Article 23 of Minister of SOE Regulation No. PER-05/MBU/04/2021 on Corporate Social and Environmental Responsibility Program of SOE (“MSOE 05/2021”), with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

3.	Third Agenda

Determination on Utilization of the Company’s Net Profit for Financial Year of 2021.

Explanation:

Third Agenda is held pursuant to: (i) Article 70 and Article 71 of Company Law; and (ii) Article 21 and Article 26 of the Company’s Articles of Association, whereby the determination on utilization of the Company’s net profit requires the Meeting’s approval with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

4.	Fourth Agenda

Determination of Bonus for the Financial year of 2021, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2022.

Explanation:

Fourth Agenda is held pursuant to: (i) Article 11 paragraph (19) and Article 14 paragraph (30) of the Company’s Articles of Association; (ii) Article 96 and Article 113 of the Company Law; and (iii) Minister of SOE Regulation No. PER-04/MBU/2014 on Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of SOE as lastly amended by Minister of SOE Regulation No. PER-13/MBU/09/2021 on the Sixth Amendment of Minister of SOE Regulation No. PER-04/MBU/2014 on Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of SOE, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

5.	Fifth Agenda

Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program for Financial Year of 2022.

Explanation:

Fifth Agenda is held pursuant to: (i) Article 21 paragraph (2) point c juncto Article 15 paragraph (2) point b.a.5 of the Company’s Articles of Association; (ii) Article 23 paragraph (4) of MSOE Regulation 05/2021; and (iii) Article 59 of POJK 15/2020, whereby the Appointment of Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2022 and Company’s Financial and Implementation Report of the Micro and Small Business Funding Program for Financial Year 2022 must be resolved in the Meeting by considering the Board of Commissioner’s recommendation, with due observance to the provision of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; (ii) Article 41 paragraph (1) of POJK 15/2020; and (iii) Article 31 paragraph (1) of Minister of SOE Regulation No. PER-01/MBU/2011 on Implementations of Good Corporate Governance on SOE as lastly amended by Minister of SOE Regulation No. PER-09/MBU/2012 on Amendment of Minister of SOE Regulation No. PER-01/MBU/2011 on Implementations of Good Corporate Governance on SOE.

6.	Sixth Agenda

Amendment of the Articles of Association of the Company.

Explanation:

Sixth Agenda is held pursuant to: (i) Article 28 paragraph (1) and (2) of the Company’s Articles of Association; (ii) Article 19 paragraph (1) of Company Law; and (iii) Central Statistics Agency of Indonesia Regulation No 2 of 2020 on Indonesian Industrial Classification Standard, with due observance to the provision of (i) Article 25 paragraph (5) of the Company’s Articles of Association; and (ii) Article 42 POJK of 15/2020.

7.	Seventh Agenda

Ratification on Minister of SOE Regulation (“MSOE Regulation”):

i.	MSOE Regulation No. PER-05/MBU/04/2021 on Corporate Social and Environmental Responsibility Program of SOE (“MSOE Regulation 5/2021”);
ii.	MSOE Regulation No. PER-11/MBU/07/2021 on Requirements and Procedures of Appointment and Dismissal of the Member of Board of Director of SOE (“MSOE Regulation 11/2021”);
iii.	MSOE Regulation No. PER-13/MBU/09/2021 on the Sixth Amendment of SOE Regulation No. PER-04/MBU/2014 on Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of SOE (“MSOE Regulation 13/2021”).

Explanation :

Seventh Agenda is held pursuant to: (i) Article 29 paragraph (2) of MSOE Regulation 05/2021; (ii) Article 22 of MSOE Regulation 11/2021; and (iii) Article 5 paragraph (1) of MSOE Regulation PER-04/MBU/2014 on Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of SOE, with due observance to the provisions of (i) Article 25 paragraph (1) of the Company’s Articles of Association, and (ii) Article 41 paragraph (1) of POJK 15/2020.

8.	Eighth Agenda

The Delegation of Authority of the General Meeting of Shareholders to the Board of Commissioners on the Approval of the Statement of the Founder of the Telkom Pension Fund regarding the Amendment to the Regulations of the Telkom Pension Fund which results in Changes in Funding and/or Amount of Pension Benefits

Explanation:

Eighth Agenda is held pursuant to Articles 9 paragraph (4) of Government Regulation No. 76 of 1992 regarding Employer Pension Fund, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

Notes:

1.	This Notice shall be deemed as an official Notice of Meeting to the Company’s shareholders, therefore the Board of Directors will not send separate Notice to the Company’s shareholders.
2.	Pursuant to Article 23 paragraph (2) of POJK 15/2020, the shareholders who are eligible to attend or be represented and vote in the Meeting are the shareholders whose names are registered in the Company’s Shareholders Register by April 27, 2022 or the owners of securities account balances at the Collective Depository of KSEI at the closing of trading on April 27, 2022 (“Shareholders”).
3.	As a measure to prevent the spread of COVID-19, the Company urges Shareholders to follow the instruction from the Government of the Republic of Indonesia by attending the Meeting electronically through the KSEI System (“eASY.KSEI”) at the link https://akses.ksei.co.id provided by KSEI. Electronic registration will be opened from the date of this Meeting Notice and will be closed no later than 30 (thirty) minutes before the Meeting at 13.00 Western Indonesian Time.

4.	Shareholders may grant their power of attorney to the Proxy provided by the Company (Independent Representative) through the eASY.KSEI application under the following procedure:
-	The Shareholders must be previously registered in the Facility of Securities Ownership Reference of KSEI (“AKSes KSEI”). If the Shareholders are not yet registered, the Shareholders are kindly requested to register on the website https://akses.ksei.co.id.
-	For Shareholders who are registered as AKSes KSEI users, can grant their power of attorney and vote electronically (e-Proxy and e-Voting) through eASY.KSEI in website https://easy.ksei.co.id.
-	The period of time for the Shareholders to declare their power of attorney and vote, make changes to the appointment of the Proxy and/or to the votes for each agenda of the Meeting, or revoke their power of attorney, is from the date of the Meeting Notice until no later than 1 (one) business day prior to the date of the Meeting, which is May 26 2022 at 12.00 Western Indonesian Time.
-	Guidance for registration, utilization and further explanation regarding eASY.KSEI is also uploaded in the Company’s website at https://telkom.co.id/sites/about-telkom/en_US/page/ir-gms-136.
-	Any delay or failure in the electronic registration process as referred above, for any reason will result in the Shareholders or their Proxies being unable to attend the Meeting electronically, and their share ownership will not be calculated as the attendance quorum at the Meeting.
5.	In the event that the Shareholders are unable to access eASY.KSEI on https://akses.ksei.co.id/ the Shareholders may download the power of attorney from the Company's website https://telkom.co.id/sites/about-telkom/en_US/page/ir-gms-136 to grant your power of attorney and vote at the Meeting, The power of attorney must be sent to the Company's Share Registrar namely PT Datindo Entrycom Jl. Hayam Wuruk No. 28, Jakarta 10220, Tel. (021) 3508077, no later than 3 (three) days before the date of the Meeting, which is on May 24, 2022 at 15.00 Indonesian Western Time.
6.	Parties who are physically present at the Meeting must possess a COVID-19 Rapid Antigen Test (non-reactive) or PCR Swab Test (negative) Statement issued from a doctor, hospital, public health center, or clinic which are connected to Peduli Lindungi application with specimen collection date no more than 1 (one) day before the Meeting, and shall follow the procedures and protocols for the preventing the spread and transmission of COVID-19 as determined by the Company.
7.	In order to support the prevention and control of COVID-19, the Company:
a.	will not provide foods and beverages, souvenirs and Annual Reports in physical form to the Shareholders and the Proxies who are present physically at the Meeting; and
b.	will provide another announcement shall there be any changes and/or additional information related to the procedure of the Meeting with reference to the latest conditions and developments regarding integrated handling and control to prevent the spread of COVID-19 Virus.
8.	Materials that will be discussed at the Meeting ("Meeting Materials") can be downloaded on the Company's website at https://www.telkom.co.id/ starting from the date of this Notice. The Company does not provide Meeting Materials in the form of hardcopy or softcopy in a flash disk, we only provide QR Code to access the Company's website and information on the website address where the Meeting Materials are available

Jakarta, April 28, 2022

PT Telkom Indonesia (Persero) Tbk

Board of Directors